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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          BUCKHEAD AMERICA CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    11835A105
                                 (CUSIP Number)

                               STEVEN A. VAN DYKE
                          TOWER INVESTMENT GROUP, INC.
                          BAY HARBOUR MANAGEMENT, L.C.
                  777 South Harbour Island Boulevard, Suite 270
                              Tampa, Florida 33602
                                 (813) 272-1992
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 22, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


                               Page 1 of __ Pages



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--------------------------------                   -----------------------------
     CUSIP No. 11835 A 105            13D                    Page 2 of __ Pages
--------------------------------                   -----------------------------

-----------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON                    Steven A. Van Dyke

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A

-----------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)  [ ]

                                                                             (b)  [x]
-----------------------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS                                    OO

-----------------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
        2(e) [ ]

-----------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION        United States

-----------------------------------------------------------------------------------------
                    7     SOLE VOTING POWER                   820,086

    Number of     -----------------------------------------------------------------------
     Shares
  Beneficially      8     SHARED VOTING POWER                 -0-
    Owned by
 Each Reporting   -----------------------------------------------------------------------
   Person With
                    9     SOLE DISPOSITIVE POWER              820,086

                  -----------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER            -0-

-----------------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       820,086

-----------------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         [ ]


-----------------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       33.4%

-----------------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON                                  IN, HC


-----------------------------------------------------------------------------------------





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--------------------------------                   -----------------------------
     CUSIP No. 11835 A 105            13D                    Page 3 of __ Pages
--------------------------------                   -----------------------------

-----------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON                    Tower Investment Group, Inc.

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   59-2924229

-----------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)  [ ]

                                                                             (b)  [x]
-----------------------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS                                    OO

-----------------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
        2(e) [ ]

-----------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION        Florida

-----------------------------------------------------------------------------------------
                    7     SOLE VOTING POWER                   817,555

    Number of     -----------------------------------------------------------------------
     Shares
  Beneficially      8     SHARED VOTING POWER                 -0-
    Owned by
 Each Reporting   -----------------------------------------------------------------------
   Person With
                    9     SOLE DISPOSITIVE POWER              817,555

                  -----------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER            -0-

-----------------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       817,555

-----------------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         [ ]


-----------------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       33.3%

-----------------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON                                  HC


-----------------------------------------------------------------------------------------




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--------------------------------                   -----------------------------
     CUSIP No. 11835 A 105            13D                    Page 4 of __ Pages
--------------------------------                   -----------------------------

-----------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON                    Bay Harbour Management, L.C.

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   59-3418243

-----------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)  [ ]

                                                                             (b)  [x]
-----------------------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS                                    OO

-----------------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
        2(e) [ ]

-----------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION        Florida

-----------------------------------------------------------------------------------------
                    7     SOLE VOTING POWER                   817,555

    Number of     -----------------------------------------------------------------------
     Shares
  Beneficially      8     SHARED VOTING POWER                 -0-
    Owned by
 Each Reporting   -----------------------------------------------------------------------
   Person With
                    9     SOLE DISPOSITIVE POWER              817,555

                  -----------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER            -0-

-----------------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       817,555

-----------------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         [ ]


-----------------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       33.3%

-----------------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON                                  IA


-----------------------------------------------------------------------------------------






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               This Statement is filed by Bay Harbour Management, L.C., ("Bay
Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, and Steven A. Van Dyke ("Van Dyke"), in his capacity as the sole stockholder and President of Tower (collectively, the "Reporting Persons").

ITEM 1. SECURITY AND ISSUER.

             Common Stock, par value $0.01 per share ("Buckhead Common Stock") of Buckhead America Corporation, a Delaware corporation ("Buckhead"). The principal executive offices of Buckhead are located at 4243 Dunwoody Club Drive, Suite 200, Atlanta, Georgia 30350-5206.

ITEM 2. IDENTITY AND BACKGROUND.

             Bay Harbour is a Florida limited company and a registered investment advisor under the Investment Advisors Act of 1940, as amended. Tower, a Florida corporation, is the majority stockholder of Bay Harbour. Van Dyke, a resident of Florida, is the sole stockholder of Tower. The executive officers and directors of Bay Harbour and Tower are as follows:


    Name                    Address                       Occupation     Place of Employment
    ----                    -------                       ----------     -------------------
    Steven A. Van Dyke      777 South Harbour  Island     Investment     Bay Harbour
                               Boulevard, Suite 270       Management     Management, L.C.
                            Tampa, Florida 33602

    Douglas P. Teitelbaum   885 Third Avenue, 34th Floor  Investment    Bay Harbour
                            New York, New York  10022     Management    Management, L.C.


             The principal business address of each Reporting Person is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             On December 22, 1997, Buckhead issued to certain managed accounts of Bay Harbour its Five-Year Convertible Debentures (the "Debentures"), in the aggregate principal amount of $5,000,000. The Debentures are convertible into shares of Buckhead Common Stock at a conversion price of $9.00 per share (subject to certain adjustments as set forth in the Debentures).

             The source of the funds used by Bay Harbour to purchase the Debentures were the following investment accounts managed on a discretionary basis by Bay Harbour:

               Trophy Hunter Investments, L.P.          $1,000,000
               Lipstick, Ltd.                             $750,000
               Bay Harbour 90-1, L.P.                   $1,250,000
               Bay Harbour Partners, Ltd.               $2,000,000

ITEM 4. PURPOSE OF TRANSACTION.

             The Reporting Persons consider their beneficial ownership of Buckhead Common Stock as an investment in the ordinary course of business. From time to time, the Reporting Persons may acquire




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additional shares of Buckhead Common Stock or dispose of all or some of the shares of Buckhead Common Stock which they beneficially own. The Reporting Persons have no plans to acquire control of Buckhead but intend to review the investment in Buckhead on a continuing basis and may change their plans depending upon future developments.

             Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

             As of the filing date of this Statement, (i) Van Dyke beneficially owns 820,086 shares of Buckhead Common Stock which, assuming the conversion of the Debentures, represent approximately 33.4% of Buckhead Common Stock outstanding, (ii) Tower beneficially owns 817,555 shares of Buckhead Common Stock which, assuming the conversion of the Debentures, represent approximately 33.3% of Buckhead Common Stock outstanding and (iii) Bay Harbour beneficially owns 817,555 shares of Buckhead Common Stock which, assuming the conversion of the Debentures, represent approximately 33.3% of Buckhead Common Stock outstanding. For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, (A) Van Dyke is deemed to beneficially own all shares of Buckhead Common Stock that are beneficially owned by Tower and Bay Harbour and (B) Tower is deemed to beneficially own all shares of Buckhead Common Stock that are beneficially owned by Bay Harbour.

             Except for the purchase of the Debentures, to the best knowledge and belief of the undersigned, no transactions involving Buckhead Common Stock have been effected during the past sixty (60) days by the Reporting Persons or by their directors, executive officers or controlling persons.

             Both the Debentures and 262,000 of the shares of Buckhead Common Stock reported in this Statement are beneficially owned by Van Dyke, Tower and Bay Harbour for the benefit of certain managed accounts over which Van Dyke, Tower and Bay Harbour control the power to (i) convert the Debentures into shares of Buckhead Common Stock, (ii) direct the voting of such shares of Buckhead Common Stock and (iii) dispose of such shares of Buckhead Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             A copy of the form of Amended and Restated Debenture is attached hereto as Exhibit II.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

               EXHIBIT I Joint Filing Agreement, dated December 29, 1997, by and among Bay Harbour, Tower and Van Dyke.

               EXHIBIT II    Form of Amended and Restated Debenture.





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                                    SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of:  December 29, 1997

                                       TOWER INVESTMENT GROUP, INC.



                                       By: /s/ Steven A. Van Dyke
                                            ___________________________
                                           Name:  Steven A. Van Dyke
                                           Title: President


                                       BAY HARBOUR MANAGEMENT, L.C.



                                       By: /s/ Steven A. Van Dyke
                                           ___________________________
                                           Name:  Steven A. Van Dyke
                                           Title: President




                                                 /s/ Steven A. Van Dyke
                                       ________________________________________
                                                     STEVEN A. VAN DYKE






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                                  Exhibit Index

  EXHIBIT I     Joint Filing Agreement, by and among Bay Harbour, Tower and Van
                Dyke.

  EXHIBIT II    Form of Amended and Restated Debenture.




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